ACT ~~ICA~~

SECTION 3, 7

RULE

PUBLIC AVAILABILITY 9-13-07

No-Act

September 13, 2007
Our Ref. No. 200789148
Exelon Corporation
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Based upon the facts and representations contained in your September 12, 2007 letter, we would not recommend enforcement action to the Securities and Exchange Commission against Exelon Corporation ("Exelon"), Exelon Generation Company, LLC ("Generation"), or the Decommissioning Trusts (as defined in your letter) under Section 7 of the Investment Company Act of 1940 ("Investment Company Act") if Exelon, Generation, and the Decommissioning Trusts operate in the manner described in your letter without registration as investment companies under the Investment Company Act. Because our position is based on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion. This response expresses our views on enforcement action only and does not express any legal conclusion on the issues presented.

Susan Gault-Brown
Senior Counsel

Law Offices
BALLARD SPAHR ANDREWS & INGERSOLL, LLP
1735 MARKET STREET, 51st FLOOR
PHILADELPHIA, PENNSYLVANIA 19103-7599
215-665-8500
FAX: 215-864-8999
WWW.BALLARDSPAHR.COM

BALTIMORE, MD
BETHESDA, MD
DENVER, CO
LAS VEGAS, NV
LOS ANGELES, CA
PHOENIX, AZ
SALT LAKE CITY, UT
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WASHINGTON, DC
WILMINGTON, DE

WILLIAM H. RHEINER
DIRECT DIAL: (215) 864-8600
PERSONAL FAX: (215) 864-9063
E-MAIL: RHEINER@BALLARDSPAHR.COM

September 12, 2007

**VIA FEDERAL EXPRESS**

Office of Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0504

Attn: Douglas J. Scheidt, Esq., Associate Director and Chief Counsel

Re: No-Action Request under Section 7 of the Investment Company Act of 1940

Dear Mr. Scheidt:

We are writing to you on behalf of Exelon Corporation ("Exelon"), on behalf of itself and on behalf of its wholly owned subsidiary Exelon Generation Company, LLC ("Generation"), to respectfully request the assurance of the Staff that it will not recommend enforcement action to the Securities and Exchange Commission ("Commission") under Section 7 of the Investment Company Act of 1940 ("1940 Act") against Exelon, Generation or the Decommissioning Trusts (as defined below) if (i) Generation does not treat the Decommissioning Trusts as investment companies or excluded entities (as defined herein) and (ii) Exelon, for purposes of Section 3(a)(2)(C) of the 1940 Act, treats Generation as a majority-owned subsidiary that is not an investment company under Section 3(a)(2)(C)(i) or an excluded entity under Section 3(a)(2)(C)(ii), under the circumstances and subject to the conditions described below.

## I. Executive Summary

Our no-action request relates to the status of Exelon, Generation and the Decommissioning Trusts under Section 3(a)(1)(C) of the 1940 Act. Our legal analysis supporting our requested no-action assurances can be summarized as follows:

- Based upon applicable precedent, Generation and the Decommissioning Trusts should be treated as separate entities for purposes of the 1940 Act. Although they are separate entities from Generation, the Decommissioning Trusts are not "issuers" of securities and have no "investors" for purposes of the 1940 Act. Therefore the Decommissioning Trusts are not investment companies or excluded entities.

- Exelon should be permitted to treat Generation as a majority-owned subsidiary that is not an investment company under Section 3(a)(2)(C)(i) or an excluded entity under Section 3(a)(2)(C)(ii). Generation's status does not raise any issues under the 1940 Act but for the Generally Accepted Accounting Principles ("GAAP") accounting conventions that require Generation to include the value of the Decommissioning Trusts' assets on its consolidated balance sheet, and the related issue of whether Generation's interest in the Decommissioning Trusts on an unconsolidated basis should be valued on a gross basis (in which case such value would presumably be equal to the value of the Decommissioning Trusts' assets) or net of the Generation's liability to pay the nuclear decommissioning costs.

As further support for our request, we note that the Decommissioning Trusts are subject to comprehensive Federal regulation that is designed to ensure the ability of Generation to meet its eventual decommissioning obligations of its nuclear generating facilities. We believe that such Federal regulation appropriately protects the interests of the public in connection with operation of the Decommissioning Trusts and that no public policy purpose would be furthered by applying the 1940 Act to the Decommissioning Trusts.

## II. Background

### *A. Exelon and its Subsidiaries*

Exelon, a utility services holding company, operates through its principal subsidiaries: Generation, a Pennsylvania limited liability company; Commonwealth Edison Company, an Illinois corporation ("ComEd"); and PECO Energy Company, a Pennsylvania corporation ("PECO"). Generation's business consists principally of electric generating facilities, wholesale energy marketing operations and competitive retail sales operations. ComEd's business includes the purchase and regulated retail and wholesale sale of electricity and the provision of distribution and transmission services in northern Illinois, including the City of Chicago. PECO's businesses include the purchase and regulated retail sale of electricity and distribution and transmission services in southeastern Pennsylvania, including the City of Philadelphia, and the purchase and regulated retail sale of natural gas and the provision of distribution services in the Pennsylvania counties surrounding the City of Philadelphia.

Generation was formed in 2000 and began operations as a result of a corporate restructuring effective January 1, 2001 in which Exelon separated its generation and other competitive businesses from its regulated energy delivery business at ComEd and PECO. At that time ComEd and PECO transferred ownership of all of their nuclear generating facilities to Generation, including all of their nuclear generation and the related nuclear decommissioning trusts. With 11 sites and 19 facilities, Generation operates the largest commercial nuclear fleet in the U.S. and one of the largest in the world. Generation represents approximately 20 percent of the U.S. nuclear industry's power capacity and about 3 percent of all U.S. power generation. Generation has approximately 7,700 employees. For the year ended December 31, 2006, Generation had revenues of $9,143,000,000 and assets of $18,909,000,000. This includes AmerGen Energy Company, LLC ("AmerGen"), a wholly owned subsidiary of Generation, which is the licensee for three nuclear generating facilities. ComEd, with approximately 5,500 employees, serves about 3.8 million electric customers in Chicago and Northern Illinois. For the year ended December 31, 2006, ComEd had revenues of $6,101,000,000 and assets of $17,774,000,000. PECO, with approximately 2,100 employees, serves about 1.6 million electric customers and more than 480,000 natural gas customers in Philadelphia and Southeastern Pennsylvania. For the year ended December 31, 2006, PECO had revenues of $5,168,000,000 and assets of $9,773,000,000.

An organizational chart for Exelon and its subsidiaries and the Decommissioning Trusts is attached hereto as Exhibit A.

### *B. Establishment of the Decommissioning Trusts*

After a nuclear generating facility is closed and removed from service, it must be decommissioned. This includes the removal and disposal of spent nuclear fuel and radioactive components and materials and the cleanup of radioactive or hazardous contamination that may remain in buildings or on the site. Exelon estimates that the amounts of required decommissioning funds for its nuclear generating facilities range from $149 to $506 million per facility.

NRC regulations require that licensees of nuclear generating facilities demonstrate reasonable assurance that funds will be available in certain minimum amounts at the end of the life of the facility to decommission the facility.[1] Licensees of nuclear generating facilities may provide reasonable assurance by setting aside funds for the decommissioning of such facilities in external sinking funds during operation of the facilities. Such external sinking funds must be established and maintained in an account segregated from licensee assets and outside the administrative control of the licensee and its subsidiaries or affiliates in which the total amount of funds would be sufficient to pay decommissioning costs at the time permanent termination of operations is expected. An external sinking fund may be in the form of a trust, escrow account, or Government fund, with payment by certificate of deposit, deposit of Government or other

1 10 C.F.R. Part 50.75.

securities, or other method acceptable to the NRC.[2] These sinking funds may not be used for purposes other than decommissioning of the applicable nuclear generating facilities.

In accordance with NRC regulations, Generation has been funding its expected decommissioning costs through external sinking funds that build up money for decommissioning gradually over the life of its nuclear generating facilities. NRC regulations require that Generation maintain separate decommissioning funds for each of the nuclear generating facilities associated with the former ComEd and PECO units, in trust accounts separate from Generation's other assets (the "Decommissioning Trusts").[3] The Decommissioning Trusts include both "qualified" Decommissioning Trusts, which satisfy the requirements of Section 468A of the Internal Revenue Code, and non-qualified Decommissioning Trusts. Two separate Decommissioning Trusts (one qualified and one non-qualified) are maintained for each of Generation's nuclear generating facilities. Under this approach, the funds in the Decommissioning Trusts build up slowly during the early years of a nuclear generating facility's operating life, and then grow more quickly as compounded earnings on the Decommissioning Trusts' investments increase.

As required by NRC regulations, the Decommissioning Trusts satisfy each of the following criteria:

- The Decommissioning Trusts are external trust funds held in the United States, established pursuant to a written agreement with an entity whose operations are regulated by Federal and state agencies.

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2 *Id.*

3 We note that AmerGen assumed responsibility for decommissioning each of its three nuclear generating facilities upon the purchase of each unit in 1999, 1999 and 2000, respectively, and that NRC regulations require that AmerGen maintain separate decommissioning funds for each of the AmerGen nuclear generating facilities, in trust accounts separate from AmerGen's other assets. The funds for the decommissioning trusts for the AmerGen nuclear generating facilities have not been funded under a ratepayer recovery program, and accordingly, AmerGen is entitled to retain any funds remaining in those decommissioning trusts after decommissioning of the AmerGen facilities has been completed. Because there is no mechanism by which AmerGen can seek to collect additional amounts from customers in order to pay the decommissioning costs of the AmerGen facilities, if there are insufficient funds in the Decommissioning Trusts associated with the AmerGen facilities to pay for the decommissioning costs for such facilities AmerGen is required to fund that shortfall. This fact differentiates the AmerGen decommissioning trusts from those maintained for the PECO and ComEd facilities. Although we do not believe that this fact should necessarily result in a different analysis or treatment under the 1940 Act for the AmerGen decommissioning trusts, we have determined to limit the no-action assurance requested in this letter to the decommissioning trusts maintained for the PECO and ComEd facilities, for which any funds remaining after decommissioning are required by law to be refunded to PECO's customers or ComEd's customers, as applicable.

- The Decommissioning Trust agreements prohibit trust investments in securities or other obligations of Exelon, Generation or their affiliates, successors, or assigns.

- The Decommissioning Trust agreements also prohibit investments in any entity owning one or more nuclear generating facilities (except for investments tied to general market indices or non-nuclear sector mutual funds) and prohibit investments in a mutual fund in which at least 50% of the fund is invested in the securities of a parent company whose subsidiary is an owner of a foreign or domestic nuclear generating facility.

- The Decommissioning Trust agreements stipulate that the agreements cannot be amended in any material respect unless 30 working days prior written notice has been provided to the NRC, and there is no objection from the NRC.

- The Decommissioning Trust agreements stipulate that the trustee and the investment manager[4] for the Decommissioning Trusts must act prudently.[5]

- The Decommissioning Trust agreements provide that no disbursements or payments from the Decommissioning Trusts (other than payment of routine administrative expenses) may be made by the trustee until the trustee has first given the NRC 30 working days prior written notice and the NRC has not objected.

- The Decommissioning Trust agreements prohibit Exelon, Generation or any of their affiliates or subsidiaries from providing day-to-day management or direction of investments or direction on individual investments to either the investment manager or the trustee of the Decommissioning Trusts.

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4 In accordance with NRC and Federal Energy Regulatory Commission ("FERC") regulations, the Decommissioning Trusts have an investment manager appointed by or on behalf of Generation. Generation may provide overall investment policy to the investment manager, but it may do so only in writing and neither Generation nor its affiliates may serve as investment manager or otherwise engage in day-to day management of the Decommissioning Trusts or mandate investment decisions. 10 C.F.R. Part 50.75; 18 C.F.R. 35.32(2).

5 As required by NRC and FERC regulations, the investment manager for the Decommissioning Trusts must exercise the standard of care, whether in investing or otherwise, that a prudent investor would use in the same circumstances. The term "prudent investor" means a prudent investor as described in the Restatement of Law (Third), Trusts § 227. 18 C.F.R. 35.32(3).

### C. *Structure, Funding and Regulation of the Decommissioning Trusts*

#### 1. *Structure*

The Decommissioning Trusts have been established through the use of trust documents, in accordance with 10 C.F.R. 50.75(e)(1). As required by NRC regulations, these trust agreements: (i) provide for the segregation of the decommissioning funds from Generation's other assets; (ii) ensure that the funds are outside of the administrative control of Generation; and (iii) provide safeguards against improper payments from the funds.

The Decommissioning Trusts have been established to satisfy Generation's nuclear decommissioning obligations, and the Decommissioning Trust agreements provide that the funds in the Decommissioning Trusts must be used for this purpose. As discussed below, the Decommissioning Trusts originally were funded with amounts collected from customers and, in certain circumstances, the Decommissioning Trusts will continue to be funded by future collections from customers.

Although the Decommissioning Trusts do not have the legal status of subsidiaries of Generation and should not be considered subsidiaries of Generation for purposes of the 1940 Act,[6] GAAP accounting conventions require that the value of the assets held by the Decommissioning Trusts be included on Generation's consolidated balance sheet.[7] However, as

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6 The 1940 Act does not define the term "subsidiary," although it does define the terms "majority-owned subsidiary" and wholly-owned subsidiary." Based upon these definitions, whether the Decommissioning Trusts are "subsidiaries" of Generation for purposes of the 1940 Act depends upon whether or not Generation's interest in the Decommissioning Trusts is a security. We do not believe that Generation's interest in the Decommissioning Trusts should be considered a security and therefore believe that the Decommissioning Trusts are not subsidiaries of Generation for purposes of the 1940 Act.

7 We note that the 40% asset test set forth in Section 3(a)(1)(C) of the 1940 Act is to be performed on an unconsolidated basis rather than a consolidated basis and that such test considers only assets and not liabilities. An unconsolidated balance sheet for Generation would presumably show Generation's interest in the Decommissioning Trusts as an asset, but not the underlying assets held by the Decommissioning Trusts. It is uncertain whether Generation's interest in the Decommissioning Trusts on an unconsolidated basis should be valued on a gross basis (in which case such value would presumably be equal to the value of the Decommissioning Trusts' assets) or net of Generation's liability to pay the nuclear decommissioning costs. We believe that it may be appropriate to value Generation's interest in the Decommissioning Trusts on an unconsolidated basis net of such liability because, although such liability technically is that of Generation rather than the Decommissioning Trusts, the assets held by the Decommissioning Trusts are impressed with such liability through operation of law in that such assets cannot be used other than to extinguish such liability. If such liability exceeds the value of the Decommissioning Trusts' assets, Generation's interest in the Decommissioning Trusts on a net unconsolidated basis would equal zero. Although Generation believes that all of the assets held by the Decommissioning Trusts will ultimately be used to pay nuclear decommissioning costs, the value of such assets may from time to time exceed the current estimate of such costs (and therefore Generation's liability). As discussed herein, should the value of the Decommissioning Trusts' assets exceed such liability, Generation will have a liability to ComEd and PECO customers, as applicable, for any such excess. For purposes of the analysis in this no-action request,
(continued...)

discussed below, the Decommissioning Trusts are subject to comprehensive Federal regulation that, among other things, permits the assets of the Decommissioning Trusts to be used only to satisfy the liability for decommissioning costs of the nuclear generating facility to which they relate, and to pay the administrative costs and other incidental expenses, including taxes, of the Decommissioning Trusts. Therefore, Generation is not free to dispose of the assets in the Decommissioning Trusts and, as discussed below, in economic reality does not "own" these assets for purposes of the 1940 Act. Also as discussed below, the Decommissioning Trusts are structured in a manner that is designed to protect the assets held in the Decommissioning Trusts from Generation's creditors.

### 2. *Funding*

Although certain decommissioning costs are currently being incurred, the majority of decommissioning expenditures are expected to occur after the nuclear generating facilities are retired. Based on current operating licenses and anticipated license renewals, decommissioning expenditures for facilities currently in operation are estimated to begin in 2029. To fund future decommissioning costs, Generation held investments in the Decommissioning Trusts having a current market value of $5 billion as of December 31, 2006. At December 31, 2006, the asset retirement obligation recorded on Generation's consolidated balance sheet related to its nuclear generating facilities was approximately $3.55 billion.[8] As explained further below, excess amounts in the Decommissioning Trusts for the nuclear generating facilities formerly owned by ComEd and PECO, if any, must be returned to ComEd and PECO customers, respectively.

*ComEd:* Generation assumed responsibility for decommissioning each of the former ComEd facilities coincident with the transfer by ComEd of such facilities, and the Decommissioning Trusts associated therewith, to Generation in January 2001. The

(...continued)

we have assumed that the value of Generation's interest in the Decommissioning Trusts on both a consolidated and an unconsolidated basis is equal to the value of the underlying assets held by the Decommissioning Trusts without deduction of the liabilities.

8 The valuation of the $3.55 billion asset retirement obligation liability is determined in accordance with the Financial Accounting Standards Board's SFAS 143, *Accounting for Asset Retirement Obligations*, and represents the net present value of the decommissioning liability, based on a probabilistic weighted-average model. The $5 billion in funds in the Decommissioning Trusts are valued at fair market value. The difference between these amounts (the excess of assets over liabilities), with respect to the former ComEd and former PECO facilities, is included as a liability in Generation's balance sheet, as a payable to ComEd and PECO, for which ComEd and PECO have correlating regulatory liabilities to their ratepayers. However, it is Exelon's expectation that, over time, the liability will increase to the point where it will be equal to the balance in the funds in the Decommissioning Trusts, and accordingly, there will no longer be an excess of assets over liabilities, and likewise no amounts due to ComEd or PECO. In other words, at the time of decommissioning, Exelon expects that the asset retirement obligation liability will equal the funds in the Decommissioning Trusts.

Decommissioning Trusts associated with the former ComEd facilities have been funded with amounts collected from ComEd's customers. Pursuant to an order from the Illinois Commerce Commission, ComEd was permitted to recover up to $73 million per year through 2006 from ComEd customers to decommission former ComEd nuclear generating facilities. Collections were limited based on the ratio of electricity purchased by ComEd to the total amount generated from those facilities. In 2006, decommissioning revenues collected from ComEd customers totaled approximately $66 million. ComEd is not permitted to collect amounts for decommissioning subsequent to 2006.

Any funds remaining in the Decommissioning Trusts associated with the former ComEd facilities after decommissioning has been completed are required by Illinois law to be refunded to ComEd's customers. If there are insufficient funds in the Decommissioning Trusts associated with the former ComEd units to pay for the decommissioning costs for such facilities, Generation is required to fund that shortfall, and there is no mechanism whereby Generation can collect additional amounts from ComEd's customers in order to do so.

*PECO:* Generation assumed responsibility for decommissioning each of the former PECO units coincident with the transfer by PECO of such units, and the Decommissioning Trusts associated therewith, to Generation in January 2001. The Decommissioning Trusts associated with the former PECO units have been funded with amounts collected from PECO's customers. Nuclear decommissioning costs associated with the nuclear generating facilities formerly owned by PECO continue to be recovered currently through rates charged by PECO to its customers. Amounts recovered, currently $33 million per year, are remitted to Generation as allowed by the Pennsylvania Public Utility Commission ("PAPUC"). The PAPUC will allow PECO to collect from customers and remit to Generation, annually, through the operating lives of the former PECO nuclear generating facilities.

Any funds remaining in the Decommissioning Trusts associated with the former PECO units after decommissioning has been completed are required by order of the PAPUC to be refunded to PECO's customers. If there are insufficient funds in the Decommissioning Trusts associated with the former PECO units to pay for the decommissioning costs for such units, PECO is allowed to collect additional amounts from its customers, subject to certain limitations as prescribed by an order from the PAPUC. Generally, PECO will not be allowed to collect amounts associated with the first $50 million of any shortfall of Decommissioning Trust funds compared to decommissioning obligations, as well as 5% of any additional shortfalls. This initial $50 million will be borne by Generation as required by the corporate restructuring in 2001. Accordingly, the order from the PAPUC currently allows PECO to seek additional collections to fund 95% of the shortfall, after the initial $50 million that is not eligible for reimbursement from the customers.

### *3. Regulation*

The Decommissioning Trusts are subject to comprehensive regulation by the NRC, the Federal Energy Regulatory Commission ("FERC") and the Internal Revenue Service ("IRS"). Certain of these regulations are discussed in greater detail under IV. below.

## III. Legal Analysis

### *A. Repeal of Public Utility Holding Company Act of 1935 and Background of No-Action Request*

The consummation of the share exchange between PECO and Exelon and the merger of ComEd's parent, Unicom Corporation, with and into Exelon on October 20, 2000 caused Exelon to become subject to regulation and registration as a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). As such, Exelon and its subsidiaries, including Generation,[9] were exempt from registration under the 1940 Act by Section 3(c)(8) of the 1940 Act and neither Exelon nor Generation needed to be concerned about their status under Section 3(a)(1)(C) of the 1940 Act (discussed below). However, PUHCA was repealed, effective on February 8, 2006, pursuant to the Energy Policy Act of 2005. Therefore, Exelon and Generation can no longer rely on the Section 3(c)(8) exemption, which by its terms is limited to holding companies subject to regulation under PUHCA. Section 3(c)(8) has not been amended following the repeal of PUHCA and the statute that replaced PUHCA, the Public Utility Holding Company Act of 2005, does not provide any exemption from investment company registration for holding companies that are subject to its regulation.

Our no-action request relates to Generation's status under Section 3(a)(1)(C) of the 1940 Act. Our no-action request also relates to Exelon's status under Section 3(a)(1)(C) of the 1940 Act and, in that regard, the status of Generation is relevant in determining Exelon's status under the 1940 Act. Section 3(a)(1)(C) generally defines as an investment company any issuer[10] which is engaged in the business of investing, reinvesting, holding, owning, or trading securities and owns or proposes to acquire investment securities having a value exceeding 40% of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis (the "40% asset test"). Section 3(a)(2) of the 1940 Act broadly defines "investment securities" to include virtually all securities, but Section 3(a)(2)(C) specifically excludes from this definition securities issued by a majority-owned subsidiary of the issuer under certain circumstances. According to legislative history, this exclusion embodies Congress' view that the 1940 Act was not intended to

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9 Generation was formed as part of a restructuring of Exelon's competitive generation business that was completed in January 2001.

10 Section 2(a)(22) of the 1940 Act defines "issuer" as "every person who issues or proposes to issue any security, or has outstanding any security which it has issued."

apply to bona fide holding companies.[11] However, to prevent an issuer from circumventing the 1940 Act by using a majority-owned subsidiary to carry on an investment company business, Section 3(a)(2)(C) provides that a majority-owned subsidiary is not excluded if the subsidiary itself is either an investment company (Section 3(a)(2)(C)(i)) or an entity relying on the exclusion from the definition of investment company in Section 3(c)(1) or 3(c)(7) (Section 3(a)(2)(C)(ii)) (such entities are hereinafter referred to as "excluded entities").[12]

Since the repeal of PUHCA on February 8, 2006 and the resulting inability of Exelon and Generation to rely on the Section 3(c)(8) exemption contained in the 1940 Act, each of Exelon and Generation have been able to meet the 40% asset test. However, we expect that the market value of the assets held by the Decommissioning Trusts will continue to increase relative to the book value of Generation's and Exelon's total assets as shown on their consolidated balance sheets.[13] We therefore anticipate that at some point in the future Generation may not be able to meet the 40% asset test if either the value of Generation's interest in the Decommissioning Trusts, or the value of the assets held by the Decommissioning Trusts, are considered "bad assets" for purposes of this test.

### *B. Generation and the Decommissioning Trusts are Separate Entities*

Based on the statutory provisions discussed above, the initial issue presented is the status of Generation, a wholly-owned subsidiary of Exelon, for purposes of Sections 3(a)(1)(C) and 3(a)(2)(C) of the 1940 Act. Based on applicable precedent, we believe it is appropriate to treat Generation and the Decommissioning Trusts as separate entities for purposes of the 1940 Act.[14]

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11 *See* Hearings on S. 3580 Before a Subcommittee of the Senate Committee on Banking and Commerce, 76th Cong., 3d Sess. 177 (1940) (where David Schenker, Chief Counsel to the Investment Trust Study, stated that "We are not even remotely interested in holding companies.").

12 Section 3(c)(1) of the 1940 Act generally excludes from the definition of an investment company any issuer whose outstanding securities are owned by not more than one hundred persons and which is not making a public offering of its securities; Section 3(c)(7) of the 1940 Act generally excludes any issuer whose outstanding securities are owned exclusively by certain qualified purchasers and which is not making a public offering.

13 We note in this regard that it is very difficult to accurately value Generation's nuclear generating facility assets and their book value as shown on Generation's balance sheet may not be reflective of their true market value.

14 Separate treatment is supported by four Commission precedents in particular: (1) *Prudential Insurance Co. of America v. SEC*, 326 F.2d 383, at 387-88 (3rd Cir. 1964), *aff'g In the Matter of Prudential Insurance Co. of America*, 41 S.E.C. 335 (1963), *cert. denied* 377 U.S. 953 (1964) ("*Prudential*"); (2) Comdisco, Inc., SEC No-Action Letter (Oct. 25, 2000) ("*Comdisco*"); (3) Tuition Plan Consortium, LLC, SEC No-Action Letter (Feb. 4, 2003) ("*TPC*"); and (4) First Data Corporation, SEC No-Action Letter (Jan. 13, 2004) ("*First Data*").

If Generation is an investment company or an "excluded entity," then Exelon's ownership interest in Generation might be considered an "investment security" for purposes of determining Exelon's status under Section 3(a)(1)(C). For the reasons discussed below, it is our opinion that Generation is not an investment company or an excluded entity. Therefore, Exelon should be allowed to treat Generation as a majority-owned subsidiary that is not an investment company under Section 3(a)(2)(C)(i) or an excluded entity under Section 3(a)(2)(C)(ii), under the circumstances and subject to the conditions described below.

In *Prudential*, the leading authority in this area, the Third Circuit affirmed the Commission's view that it was appropriate for 1940 Act purposes to analyze the status of a variable annuity separate account separately from its sponsoring insurance company. Under *Prudential*, it is appropriate to analyze the status of a pool of assets within an operating company separately where: (i) the operating company causes interests to be issued in a pool of assets that is legally segregated from the company's other assets; (ii) the assets in the pool are held primarily for the benefit of interest holders as the sole measure of their investment participation; and (iii) the interests in the pool do not confer significant rights in other assets of the operating company. In *Comdisco*, the Staff responded favorably to a no-action request by an operating company which relied on *Prudential* to conclude that its issuance of certain "tracking stock" did not result in the creation of a separate issuer for purposes of the 1940 Act. In *TPC*, the Staff responded favorably to a no-action request by a consortium of colleges and universities that had established a prepaid tuition program that cited *Prudential* to support their view that the status of the trust which held the prepaid tuition payments should be analyzed separately for 1940 Act purposes. Most recently, in *First Data*, the Staff responded favorably to a no-action request by the operator of an official check business that was required to maintain the proceeds of such checks in a segregated portfolio of limited types of investments.[15] Like the instant matter, *Prudential*, *Comdisco*, *TPC* and *First Data* all deal with structures not specifically contemplated by Congress in 1940.

Under the rationale of *Prudential*, *Comdisco*, *TPC* and, most notably, *First Data*, we believe that Generation and the Decommissioning Trusts should be treated as separate entities, and the assets of the Decommissioning Trusts should not be attributed to Generation for 1940 Act purposes. Notwithstanding GAAP accounting conventions, the legal and practical realities demonstrate that the Decommissioning Trusts should be treated as separate entities. In particular, as discussed in II.B. above and IV. below, the Decommissioning Trusts are segregated from Generation's other assets, and the assets in the Decommissioning Trusts are held for a specific purpose - namely, to fund future nuclear decommissioning costs -and not for the benefit

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15 We believe that the facts, circumstances and legal analysis in the instant matter are substantially similar to those in *First Data*. We note, however, that the Staff's response in *First Data* specifically noted that because of the very fact-specific nature of First Data's request, the Staff's position in *First Data* applies only to First Data and no other issuer may rely on the Staff's position stated therein. As we are unable to rely on *First Data*, we are submitting this no-action request.

of Exelon or Generation or their public security holders. Also, Generation is not entitled to any funds remaining in the Decommissioning Trusts after all decommissioning costs have been paid. Therefore, separate treatment is consistent with the economic reality of the relationship between Generation and the Decommissioning Trusts, as well as with how Federal and state regulators view that relationship. Notably, for Federal income tax purposes, the Decommissioning Trusts are required to file their own tax returns and are treated as entities separate from Generation.

Regarding the first element of *Prudential*, the Staff noted specifically in *Comdisco* that a pool of assets would be viewed as "legally segregated" from an operating company if the pool of assets is insulated by legal means (rather than merely by accounting or other conventions), including through a trust document. As discussed in II.C. above, the Decommissioning Trusts are legally organized as trusts and governed by trust documents. Moreover, other aspects of the Federal regulation of Generation and the Decommissioning Trusts reinforce the separation between the entities. While the second and third parts of the *Prudential* test are not directly applicable to the instant matter, analogous arguments can be made. As to the second *Prudential* element, the assets in the Decommissioning Trusts are held for a specific purpose - namely, to fund future nuclear decommissioning costs -and not for the benefit of the Exelon or Generation or their public security holders. As to the third *Prudential* element, the public security holders of Exelon and Generation have no rights to the funds in the Decommissioning Trusts or any such funds remaining after nuclear decommissioning has been completed. Also as to the third *Prudential* element, the general public, who may be argued benefit from the nuclear decommissioning, possess no rights with respect to any assets of Generation. These three facts support an argument for separate treatment of Generation and the Decommissioning Trusts for the purposes of the 1940 Act.

As stated above, Section 3(a)(2)(C) provides that a security issued by a majority-owned subsidiary is not excluded from the definition of "investment security" if the subsidiary itself is either an investment company or an excluded entity. In connection with our analysis of the status of Exelon and Generation under the 1940 Act, we believe that it is also appropriate to review of the status of the Decommissioning Trusts under Section 3(a)(2)(C). This approach is consistent with the views of the Commission, the courts, and the Staff which, on a number of occasions, have concluded that a segregated pool of assets within a company should be treated as a separate entity for 1940 Act purposes if those who own interests in the pool look primarily to the investment performance of the pool to obtain financial gains (or losses).[16] Thus, even though the Decommissioning Trusts do not have the legal status of subsidiaries of Generation and we believe that Generation's interest in the Decommissioning Trusts should not be considered a security, we believe that the unique relationship between them and Generation makes it appropriate to examine the status of the Decommissioning Trusts as majority-owned subsidiaries

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16 *See, e.g., Prudential* and *First Data, supra* n. 14. This approach also is consistent with the intent of Sections 3(a)(2)(C)(i) and (ii), which clearly reflect Congress' view that an issuer cannot seek to avoid the 1940 Act by engaging in an investment company business through a majority-owned subsidiary.

if the Decommissioning Trusts themselves are investment companies or excluded entities. However, as discussed in III.C. below, it is our opinion that the Decommissioning Trusts are not investment companies or excluded entities because they are not "issuers" for 1940 Act purposes. Furthermore, as discussed in IV. below, we believe that no public policy purpose would be furthered by applying the 1940 Act to the Decommissioning Trusts because they and Generation are subject to comprehensive existing Federal regulation.

### *C. The Decommissioning Trusts are not Investment Companies or Excluded Entities*

The Decommissioning Trusts are neither investment companies nor excluded entities. Although the Decommissioning Trusts, like traditional investment companies, consist of pools of securities, we note that they otherwise lack the key elements of investment companies that the 1940 Act is designed to address. In particular, as discussed below, the Decommissioning Trusts are not "issuers" of securities for purposes of the 1940 Act because the Decommissioning Trusts do not aggregate funds from participants who participate in the investment experience of the pools of assets. Thus, the Decommissioning Trusts have no "investors" in the 1940 Act sense. Moreover, as discussed in IV. below, to the extent that the Decommissioning Trusts' pools of liquid assets raise concerns, we believe that comprehensive Federal regulation of Generation and the Decommissioning Trusts, which requires that the funds be used to for nuclear decommissioning costs, adequately protects the public interest.[17]

The Staff has on numerous occasions considered the status of pools of liquid assets representing payments for prepaid goods or services as investment companies, most notably in

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17 We also recognize that the Decommissioning Trusts could address any question about their status under Section 3(a)(1)(C) by investing all of their assets in cash or Government securities, which are excluded from the definition of "investment securities" by Section 3(a)(2)(A). However, this approach is not practical from an economic standpoint because, depending on current market conditions, these types of investments may be relatively unattractive. Also, this approach would be inconsistent with the purpose of the Decommissioning Trusts - to provide reasonable assurance that the funds invested therein would grow sufficiently over time to provide for the costs of the decommissioning of the applicable nuclear generating facilities. Further, it would be inconsistent with Congressional intent. In the Energy Policy Act of 1992, Congress approved two major changes intended to help companies build up nuclear decommissioning trust funds more rapidly: (1) the Federal tax on the funds was lowered in steps: from 34 percent to 22 percent in 1994 and to 20 percent in 1996; and (2) companies were permitted greater flexibility in the types of investments and no longer required to invest decommissioning funds only in lower-earning tax-exempt municipal bonds, Federal government securities and bank time deposits. The Commission recognized that when companies invest certain proceeds only in cash and Government securities to avoid triggering the definition of investment company, the effect is to restrict the company's ability to fund future operations because of the lower yields. *See* Release No. IC-25835 (Nov. 26, 2002) (proposing Rule 3a-8 to allow research and development companies greater flexibility to raise and invest capital pending its use in research, development and other operations).

the area of prepaid tuition plans and prepaid funeral contracts.[18] Where such plans or contracts do not allow participants to participate in the investment experience of the pool, the Staff has granted no-action relief based on the argument that no "issuer" exists for purposes of the 1940 Act because no security has been issued.[19] Such is the case with the Decommissioning Trusts, which have no "participants" and offer no instruments for the purpose of sharing in the investment experience of the pools of assets. The Decommissioning Trusts, in this regard, are similar to the segregated portfolio in *First Data*, which offered no instruments that allowed bank customers or payees to participate, directly or indirectly, in the investment experience of the segregated portfolio.[20]

The operation of the Decommissioning Trusts demonstrates that they are not issuers for 1940 Act purposes. Unlike the situation in *Prudential*, the leading decision on the definition of an issuer under the 1940 Act, the Decommissioning Trusts do not pool monies contributed by purchasers of securities who look to the performance of the Decommissioning Trusts for their gains (or losses). Instead, the Decommissioning Trusts merely serve, in effect, as a temporary (albeit lengthy) holding mechanism for funds that will be used to retire a known future liability in an unknown amount. This function, we note, is similar to that played by the segregated portfolio in *First Data* and the prepaid tuition trust in *TPC*.

Because the Decommissioning Trusts do not issue securities, they have no "investors." As the Commission has recognized, the "essence" of the 1940 Act is to protect "investors" who contribute their monies to "a pool of equity capital managed and invested in securities at his risk."[21] The argument that the Decommissioning Trusts have no "investors" is further supported

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18 *See, e.g.*, Fleet National Bank, SEC No-Action Letter (Sept. 5, 1990); Funeral Services of Iowa, Inc., SEC No-Action Letter (Oct. 14, 1987); Michigan Funeral Directors Association, SEC No-Action Letter (Sept. 28, 1987) (funeral services guaranteed regardless of price at the time of need, contracts proceeds pooled in a trust in which buyers have no expectation of profit; contracts not viewed as a security); Quincy College, SEC No-Action Letter (December 15, 1986); and HEMAR Education Corporation of America, SEC No-Action Letter (June 11, 1990) (prepaid tuition plans involving single institution and multiple institutions, respectively, not issuers of securities because participating students were not affected by the success or failure of the pooled tuition plan funds).

19 *Id.* In *SEC v. Howey Co.*, 328 U.S. 293, at 298-299 (1946) *("Howey")*, the Supreme Court stated that an "investment contract" is a transaction whereby a person invests money in a common enterprise with the expectation of profit solely through the efforts of a third party.

20 *See First Data*, *supra* n. 14.

21 *In the Matter of Prudential Insurance Co. of America*, 41 S.E.C. 335, 340 (1963). *See also* HR. Rep. No. 2639, 76th Cong., 3d Sess. at 6 (1940) (the 1940 Act is designed to deal with "large liquid pools of the public's savings entrusted to management to be invested"); *SEC v. Variable Annuity Life Insurance Company*, 359 U.S. 65, 80 (1959) (noting that the 1933 and 1940 Acts were intended to "protect people entrusting their money to others to be invested on an equity basis"). In this regard, Section 1(b) of the 1940 Act specifies that the interests of "investors" are adversely affected by various practices set forth in that provision.

by the fact that the assets in the Decommissioning Trusts are held for a specific purpose - namely, to fund future nuclear decommissioning costs -and not for the benefit of the Exelon or Generation or their public security holders. Although we note that there are three groups that may be argued to have an economic interest relating to the Decommissioning Trusts - (1) customers of ComEd and PECO and the general public; (2) Generation and its public noteholders;[22] and (3) Exelon and its public shareholders[23]- none of them has an interest that even remotely resembles that of an "investor" in an investment company.

- **The General Public and Customers of ComEd and PECO -** It may be argued that the general public benefit from the nuclear decommissioning and have an interest in Generation's ability to meet its future nuclear decommissioning obligations because the general public would otherwise bear the burden of future nuclear decommissioning costs.[24] However, the members of the general public make no "investment" at all and have no expectation of profit. Because customers of ComEd and PECO are a subset of the general public, it also may be argued that they benefit from the nuclear decommissioning and have an interest in Generation's ability to meet its future nuclear decommissioning obligations. Even though customers, who will have indirectly paid for a substantial portion of the decommissioning costs over time through monthly charges by their electricity provider, are entitled by law to receive back any funds in excess of actual decommissioning costs, such participation does not equate to the experience of sharing in the "profits" from a pool of investments, as they are merely receiving a refund of past payments for expenses that were never incurred. Moreover, customers make no "investment" of money in the Decommissioning Trusts, nor does there exist a common enterprise. As discussed under II.B. above, customers merely pay a monthly charge to their electric provider, who in turn passes the funds to Generation for contribution to the Decommissioning Trusts.

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22 Generation has an interest in the Decommissioning Trusts because the Decommissioning Trusts' success in meeting future payment obligations is relevant to Generation's financial condition. Generation has not issued any equity securities to the public, but it does have public holders of its debt. Such public noteholders arguably have an indirect interest in the Decommissioning Trusts through their debt ownership (*i.e.*, the Decommissioning Trusts' success in meeting future payment obligations is relevant to Generation's financial condition).

23 Exelon has an economic interest in the Decommissioning Trusts by virtue of its ownership of Generation, and Exelon's public shareholders arguably have an indirect interest in the Decommissioning Trusts through their share ownership (*i.e.*, the Decommissioning Trusts' success in meeting future payment obligations is relevant to Generation's, and therefore Exelon's, financial condition).

24 In this regard, the requirement of the Federal government that Generation and other operators of nuclear generating facilities set aside sufficient funds to pay their decommissioning costs is an example of allocating the cost of a public benefit.

Furthermore, those customers who pay the monthly charges are unlikely to be the actual beneficiaries of any funds in excess of actual decommissioning costs because the identity of the customers changes over time. Finally, customers do not look to Generation for the potential to earn profits from the investment success of the Decommissioning Trusts.

- **Generation and its Noteholders** - Generation and its public noteholders have an interest in the Decommissioning Trusts having sufficient assets to satisfy Generation's future nuclear decommissioning obligations. This is because, to the extent that the Decommissioning Trusts do not have sufficient assets to satisfy Generation's future nuclear decommissioning obligations, Generation is required to fund some or all of that shortfall (as discussed under II.C.1. above). However, neither Generation nor its public noteholders make an "investment" in the Decommissioning Trusts.[25] In this regard, we note that all of the funds in the Decommissioning Trusts came from sources other than any "investment" by Generation's public noteholders. In addition, neither Generation nor its public noteholders have any legal claim on the funds in the Decommissioning Trusts, which funds are dedicated to paying the costs of future nuclear generating facility decommissioning. Finally, neither Generation nor its public noteholders can get access to the assets in the Decommissioning Trusts for general business purposes. An argument may be made that Generation and its public noteholders have an inchoate interest in such funds in that Generation could have a potentially higher contingent liability in the future to the extent that the Decommissioning Trusts do not have sufficient assets to satisfy Generation's future nuclear decommissioning obligations. However, neither the Commission, the Staff nor the courts have identified this type of inchoate and contingent interest as the type of "investment" that would create an "issuer" for 1940 Act purposes.

- **Exelon and its Shareholders** - Exelon and its public shareholders have an interest in the Decommissioning Trusts having sufficient assets to satisfy Generation's future nuclear decommissioning obligations. This is because, to the extent that the Decommissioning Trusts do not have sufficient assets to satisfy Generation's future nuclear decommissioning obligations, Generation is required to fund some or all of that shortfall (as discussed under II.C.1. above), which would have a detrimental financial impact on its parent company Exelon. However, neither Exelon nor its public shareholders make an "investment" in the

25 This argument is supported by the practical reality of the situation - that Generation's interest in the Decommissioning Trusts is a result of NRC regulations that require licensees of nuclear generating facilities to demonstrate reasonable assurance that funds will be available in certain minimum amounts for decommissioning costs - rather than any profit motive on the part of Generation.

Decommissioning Trusts.[26] In this regard, we note that all of the funds in the Decommissioning Trusts came from sources other than any "investment" by Exelon's public shareholders. In addition, neither Exelon nor its public shareholders have any legal claim on the funds in the Decommissioning Trusts, which funds are dedicated to paying the costs of future nuclear generating facility decommissioning. Finally, neither Exelon nor its public shareholders can get access to the assets in the Decommissioning Trusts for general business purposes. An argument may be made that Exelon and its public shareholders have an inchoate interest in such funds in that Generation (and therefore its parent company Exelon) could have a potentially higher contingent liability in the future to the extent that the Decommissioning Trusts do not have sufficient assets to satisfy Generation's future nuclear decommissioning obligations. However, neither the Commission, the Staff or the courts have identified this type of inchoate and contingent interest as the type of "investment" that would create an "issuer" for 1940 Act purposes.

Accordingly, because the Decommissioning Trusts are not "issuers," they do not have any "investors" who need the protections of the 1940 Act.

Further support for our view that the Decommissioning Trusts are not "issuers" intended to be regulated under the 1940 Act can be found in Justice Brennan's concurring opinion in *SEC v. Variable Annuity Life Insurance Company* ("*VALIC*"), where the Supreme Court concluded that variable annuity contracts should be regulated under the Federal securities laws.[27] In support of the Court's view, Justice Brennan noted that state regulation of insurance companies did not deal with matters critical to the interests of variable annuity investors, such as investment policies and investment strategies, but rather focused on traditional insurance law concerns, such as reserves, solvency, and the terms of the contract. Such is not the case in the instant matter, however, as Federal regulation focuses directly on ensuring that the Decommissioning Trusts maintain sufficient assets to satisfy Generation's future decommissioning obligations. Unlike in *VALIC*, in this case there is no regulatory "gap" to be filled by the application of the 1940 Act.

### *D. Generation is not an Investment Company or an Excluded Entity*

It is our opinion that Generation is not an "investment company," as defined in either Section 3(a)(1)(A) or Section 3(a)(1)(C) of the 1940 Act, or an excluded entity.[28] But for the

26 *Id.*

27 359 U.S. 65 (1959).

28 Generation also is not an investment company for purposes of Section 3(a)(1)(B), which generally defines investment company as an issuer that is engaged or proposes to engage in the business of issuing face-amount certificates, as defined in Section 2(a)(15). Generation does not issue face-amount certificates.

GAAP accounting conventions that require Generation to include the value of the Decommissioning Trusts' assets on its consolidated balance sheet and the related issue of whether Generation's interest in the Decommissioning Trusts on an unconsolidated basis should be valued on a gross basis (in which case such value would presumably be equal to the value of the Decommissioning Trusts' assets) or net of Generation's liability to pay the nuclear decommissioning costs, Generation's status does not raise any issues under the 1940 Act.

Section 3(a)(1)(A) defines as an investment company any issuer which is or holds itself out to be engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.[29] Generation is not, and does not hold itself out to be, engaged primarily in the business of investing, reinvesting or trading in securities, as provided in Section 3(a)(1)(A). Generation's primary business activities consist of electrical power generation and energy marketing, and all of Generation's public statements are consistent with the nature of its business. While Generation may trade or invest in securities, such activities are ancillary to its core business and Generation is not engaged primarily and does not propose to engage primarily in such activities. In this regard, Generation is in the same position as the consortium of colleges and universities that sponsored the prepaid tuition trust in *TPC*, which the Staff concluded was engaged primarily in the business of operating a prepaid tuition plan and not in the business of investing, reinvesting or trading in securities.[30] Similarly, Generation is in the same position as Integrated Payment Systems Inc. ("IPS") with respect to the segregated portfolio in *First Data*, in which the Staff agreed that IPS was engaged primarily in the official check business and not in the business of investing, reinvesting or trading in securities.[31]

Similarly, Generation is not an investment company for purposes of Section 3(a)(1)(C), which generally includes any issuer which is engaged in the business of investing, reinvesting, owning, holding, or trading securities and owns or proposes to acquire investment securities having a value exceeding 40% of its total assets on an unconsolidated basis. As discussed above, Generation is primarily engaged in the business of electrical power generation and energy marketing, and not in the business of investing, reinvesting, or trading in securities. Furthermore, although GAAP accounting conventions require Generation to show the Decommissioning Trusts' assets on its consolidated balance sheet, Generation is not engaged in the business of "owning" or "holding" those assets for 1940 Act purposes because, among other things, the assets are required by Federal regulations to be segregated and accrued to offset a

29 In this case, Generation is an "issuer," because it has securities outstanding, including equity interests, all of which are held by Exelon, and certain public debt ($699,975,000 Exchange Notes due 2011 and $499,985,000 Exchange Notes due 2014). However, as discussed in the text, even assuming Generation is an issuer for 1940 Act purposes, it lacks the other elements of an investment company.

30 *See TPC, supra* n. 14.

31 *See First Data, supra* n. 14.

known future liability, rather than assets Generation "owns" and is free to use or dispose of as it wishes.[32] For the same reasons, Generation does not otherwise own or propose to acquire investment securities having a value exceeding 40% of its total assets on an unconsolidated basis. We note that, while the 40% asset test is performed using the company's balance sheet, the balance sheet test has created problems for some issuers who, while showing investment securities on their balance sheet, are not in the business of owning or holding such assets.[33] We also note that, as discussed previously, GAAP accounting conventions require Generation to show the Decommissioning Trusts' assets on its consolidated balance sheet and the 40% asset test is performed on an unconsolidated basis. In this regard, Generation would only have a status issue under Section 3(a)(1)(C) if its interest in the Decommissioning Trusts on an unconsolidated basis is valued on a gross basis (in which case such value would presumably be equal to the value of the Decommissioning Trusts' assets) rather than net of Generation's liability to pay the nuclear decommissioning costs.

If Generation is not an investment company as defined in Sections 3(a)(1)(A) or 3(a)(1)(C), it would not need to rely on the exclusions from those provisions in Sections 3(c)(1) or 3(c)(7). Thus, Generation is not an excluded entity for purposes of Section 3(a)(2)(C)(ii). Because we conclude that Generation is not an investment company or an excluded entity, Exelon should be permitted to treat Generation as a majority-owned subsidiary that is not an investment company under Section 3(a)(2)(C)(i) or an excluded entity under Section 3(a)(2)(C)(ii).

## IV. Federal Regulation of the Decommissioning Trusts

As further support for our request, we note that the Decommissioning Trusts are subject to comprehensive Federal regulation that is designed to ensure the ability of Generation to meet its eventual decommissioning obligations. Though, as discussed above, there are no "investors" in the Decommissioning Trusts, we nevertheless recognize that it is in the public interest to consider whether the interests of the public in a pool of liquid assets like the Decommissioning Trusts are protected from potential abuses. As discussed below, we believe that Federal regulation appropriately protects the interests of the public in connection with the operation of Decommissioning Trusts and that no public policy purpose would be furthered by applying the 1940 Act to the Decommissioning Trusts.

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32 *See* Frankel, The Regulation of Money Managers at § 5.03[B] (Aspen Law & Business 2007) ("'Ownership' in Section 3(a)(l)(C) should be tested according to whether the assets *of the company* are committed to investment at risk, in the hope of profits, since the purpose of Section 3(a)(1)(C) is to include in the definition companies that lay out a substantial part of *their assets* for investment in securities. Therefore, a company holding securities in trust or merely controlling securities is not an 'owner'...") (citations omitted).

33 *See* Investment Company Act Release No. 19566 (July 9, 1993) (proposing Rule 3a-8 for certain research and development companies).

The Federal government imposes regulatory requirements on the Decommissioning Trusts. This regulation is designed to protect the interests of the general public by ensuring that Generation maintains sufficient assets in the Decommissioning Trusts to meet its future decommissioning obligations. Moreover, the activities of Generation and the Decommissioning Trusts do not raise the types of investor protection concerns that the 1940 Act is designed to address, as set forth in the declaration of the policy and purposes of the 1940 Act in Section 1(b) therein.

Federal regulations impose the following requirements on the Decommissioning Trusts:

- **Investment Standard.** The investment manager of the Decommissioning Trusts, pursuant to FERC regulations, must exercise the standard of care, whether investing or otherwise, that a prudent investor would use in the same circumstances.[34]

- **Restriction on Uses of Funds.** Under the provisions of the Internal Revenue Code and FERC's regulations, the assets of the Decommissioning Trusts are only permitted to be used to satisfy the liability for decommissioning costs of the nuclear generating facility to which they relate, and to pay the administrative costs and other incidental expenses, including taxes, of the Decommissioning Trusts.[35]

- **Protection from Creditors.** FERC's regulations require the Decommissioning Trusts to be established pursuant to a written trust agreement and that it be independent of Generation, its subsidiaries, affiliates and associates.[36] As such, the assets held by the Decommissioning Trusts are protected from Generation's creditors.

- **Periodic Reporting.** Generation is required to deliver various financial reports concerning the activities and status of the Decommissioning Trusts periodically to the NRC and FERC.[37]

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34 18 C.F.R. § 35.32(3).

35 *See* 26 U.S.C.A. § 468A(e)(4) and 18 C.F.R. § 35.33(b). Illinois law also restricts the use of the assets of the Decommissioning Trusts for the nuclear generating facilities formerly owned by ComEd. *See* 220 ILCS 5/8-508.1(c)(3)(i).

36 18 C.F.R. § 35.33(a)(1).

37 *See* 10 C.F.R. § 50.75(f) and 18 C.F.R. § 35.33(d). With respect to the Decommissioning Trusts for the nuclear generating facilities formerly owned by ComEd, Illinois law also requires Generation to deliver financial reports to the Illinois Board of Public Utilities. *See* 220 ILCS 5/8-508.1(c)(3)(i).

## V. Conclusion

In summary, Exelon and Generation believe that the requested no-action relief is reasonable and appropriate under the circumstances. In particular, we note that the following significant limitations are designed to ensure that the requested relief is limited to the unique relationship between Generation and the Decommissioning Trusts. Specifically, for purposes of determining its status under the 1940 Act, Generation will:

- Rely upon the requested no-action relief only if the activities of Generation and the Decommissioning Trusts continue to be regulated under existing Federal law substantially in the manner described above; and

- Rely upon the requested no-action relief only if the to Decommissioning Trusts do not in the future act as "issuers" for purposes of the 1940 Act.

Generation may establish decommissioning trusts in addition the Decommissioning Trusts described in this letter. Generation proposes to treat any such decommissioning trusts in the same manner as the Decommissioning Trusts described in this letter, provided that there are no material differences in how such additional decommissioning trusts operate and are regulated.

For the reasons set forth above, we request that the Staff advise us that it would not recommend that the Commission take enforcement action under Section 7 of the 1940 Act against Exelon, Generation or the Decommissioning Trusts if (i) Generation does not treat the Decommissioning Trusts (as defined below) as investment companies or excluded entities (as defined herein) and (ii) Exelon, for purposes of Section 3(a)(2)(C) of the 1940 Act, treats Generation as a majority-owned subsidiary that is not an investment company under Section 3(a)(2)(C)(i) or an excluded entity under Section 3(a)(2)(C)(ii).

We thank the Staff in advance for its consideration of the conclusions and supporting analysis contained in this letter. We are available to discuss any of the issues raised herein at any time, if the Staff should consider such further discussion necessary or desirable. If you have any questions or need any additional information concerning this request, please call me at (215) 864-8600 or Christian A. Szautner at (215) 864-8602.

Very truly yours,

William H. Rheiner

**EXHIBIT A**
**Organizational Chart**


EXELON CORPORATION ("EXELON")
PECO ENERGY COMPANY ("PECO")
COMMONWEALTH EDISON COMPANY ("COMED")
EXELON GENERATION, LLC ("GENERATION")
Collections from PECO customers
Collections from ComEd customers [Note: ComEd no longer permitted to recover decommissioning costs, but remains obligated to return excess collections, as applicable]
PECO & ComEd remit customer collections to Generation
AMERGEN ENERGY COMPANY, LLC ("AMERGEN")
PECO AND COMED DECOMMISSIONING TRUSTS
AMERGEN DECOMMISSIONING TRUSTS
Generation deposits/ed funds remitted by PECO and ComEd, respectively, in decommissioning trusts for each of the former PECO and ComEd nuclear generating facilities. Any excess in decommissioning trust funds after payments of all decommissioning liabilities is required to be returned to PECO's or ComEd's customers, as applicable.
Generation deposits/ed funds in decommissioning trusts for each of the AmerGen nuclear generating facilities. Decommissioning trust funds for AmerGen facilities not covered by rate recovery plan and any excess in decommissioning trust funds after payment of all decommissioning liabilities not required to be returned to customers.

END

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